Exhibit 3



FOR IMMEDIATE RELEASE:                             CONTACT:
                                                   Michael Sitrick
                                                   Terry Fahn
                                                   Sitrick And Company, Inc.
                                                   (310) 788-2850
                                                   Mike_Sitrick@sitrick.com
                                                   ------------------------


        INTER-TEL FOUNDER AND FORMER CHIEF EXECUTIVE STEVEN G. MIHAYLO
          INTERESTED IN MAKING AN ALL-CASH ACQUISITION OF INTER-TEL

  Notifies the Company of Intention to Wage a Proxy Contest at Annual Meeting

TEMPE, AZ - April 10, 2006 -Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel, Incorporated (NasdaqNM: INTL), has requested that the Inter-Tel Board of Directors meet with him to discuss a possible all-cash acquisition of the Company led by Mr. Mihaylo.

Mr. Mihaylo's request to meet with the Inter-Tel Board was made in a call on Friday March 31, 2006 and in letters to the Inter-Tel Board dated April 3 and April 10, 2006. The letters were filed today with the Securities and Exchange Commission (the "SEC") in an Amendment to the Schedule 13D that Mr. Mihaylo filed with the SEC on March 6, 2006.

In his April 3rd letter, Mr. Mihaylo stated, "I am discussing a possible arrangement between myself and Vector Capital . . . We have been meeting to discuss the possibility of together pursuing an acquisition of the Company and the manner in which that might best be effected," he wrote. "Together, we believe that the best path forward for both ourselves and the Company's shareholders is to work with you to negotiate an all-cash acquisition of the Company."

The letter continued: "I take tremendous pride in the Company's accomplishments to date, and feel deep personal gratitude toward the devoted employees, dealers and customers that have supported the Company over the years. I am deeply concerned, however, with the Company's ability to quickly and efficiently complete the critical transition of its business from a circuit-switched model to a converged, IP-centric model in an increasingly competitive marketplace. This challenge is exacerbated by the costs and distractions associated with maintaining the Company's publicly-traded status. I believe that the Company's current shareholders will face many quarters, if not years, of volatility and uncertainty during this transition."

"Vector and I are prepared to take on the risk associated with the transition of the business and, at the same time, pay the other existing shareholders a meaningful premium for their shares. Our strong preference is to work cooperatively with the Board in this process and to immediately commence an expedited and limited due diligence process. Although we may elect to proceed even without the Board's cooperation, we anticipate that such cooperation and access would result in a process that is mutually beneficial and would enable us to pay the best price to the Company's shareholders.

"We believe that a sale of the Company at this time will maximize value for the Company's shareholders and relieve them of the significant operational and market risks that they would otherwise face going forward. As the Company's founder and single largest shareholder, I strongly believe that our acquisition of the Company is the best path for the Company during this critical, but risky, transitional phase."

On Friday, April 7, 2006, Mr. Mihaylo also notified the Inter-Tel Board of Directors that he intends to appear at Inter-Tel's May 31, 2006 Annual Meeting of Shareholders in person or by proxy to, among other things, (i) nominate a slate of three directors (including himself) for election at the Annual Meeting; and (ii) introduce at the Annual Meeting several resolutions to be submitted to the vote of the shareholders, including a resolution urging the Inter-Tel Board to arrange for the prompt sale of the Company to the highest bidder and resolutions to repeal recently adopted amendments to the Company's bylaws that could have the effect of discouraging offers to acquire the Company.

In his April 10th letter, Mr. Mihaylo reaffirmed his interest in meeting with the Inter-Tel Board of Directors to explore the possible acquisition of the Company. In that letter he stated, "I continue to believe that the best path forward for the Company's shareholders is for you to work with me cooperatively to negotiate an all-cash acquisition of the Company by me, or a higher bidder, and I remain interested in meeting with the Company's advisors to discuss such a transaction."

The letter continued, "I believe that a cooperative process, which would enable me and my financing sources to gain access to expedited and limited due diligence, would result in a proposal that is mutually beneficial and could enable us to offer significantly more value to the Company's shareholders than one without such access. To expedite this process, I am prepared to sign a confidentiality agreement containing reasonable provisions, but one which would not inhibit or preclude my ability to make an offer directly to the Company or its shareholders or to conduct my proxy solicitation."

The text of the April 3rd and April 10th letters is set forth below.

                               Steven G. Mihaylo
                                P.O. Box 19790
                              Reno, Nevada 89511


                                 April 3, 2006



VIA EMAIL AND OVERNIGHT COURIER
-------------------------------

Board of Directors of Inter-Tel, Incorporated
c/o Alex Cappello, Chairman
1615 South 52nd Street
Tempe, Arizona 85281

Dear Members of the Board of Directors:

         As indicated in the Schedule 13D that I filed on March 6, 2006, I have been exploring various alternatives with respect to my ownership stake in Inter-Tel, Incorporated (the "Company"). In that connection, I am discussing a possible arrangement between myself and Vector Capital Corporation (together with its affiliates, "Vector"), a technology-focused private equity fund with substantial experience investing in and acquiring technology companies. We have been meeting to discuss the possibility of together pursuing an acquisition of the Company and the manner in which that might best be effected. Together, we believe that the best path forward for both ourselves and the Company's shareholders is to work with you to negotiate an all-cash acquisition of the Company. We are writing to propose a meeting with the Company's Board of Directors to discuss such a transaction.

         I take tremendous pride in the Company's accomplishments to date, and feel deep personal gratitude toward the devoted employees, dealers and customers that have supported the Company over the years. I am deeply concerned, however, with the Company's ability to quickly and efficiently complete the critical transition of its business from a circuit-switched model to a converged, IP-centric model in an increasingly competitive marketplace. This challenge is exacerbated by the costs and distractions associated with maintaining the Company's publicly-traded status. I believe that the Company's current shareholders will face many quarters, if not years, of volatility and uncertainty during this transition.

         Vector and I are prepared to take on the risk associated with the transition of the business and, at the same time, pay the other existing shareholders a meaningful premium for their shares. Our strong preference is to work cooperatively with the Board in this process and to immediately commence an expedited and limited due diligence process. Although we may elect to proceed even without the Board's cooperation, we anticipate that such cooperation and access would result in a process that is mutually beneficial and would enable us to pay the best price to the Company's shareholders.

         We believe that a sale of the Company at this time will maximize value for the Company's shareholders and relieve them of the significant operational and market risks that they would otherwise face going forward. As the Company's founder and single largest shareholder, I strongly believe that our acquisition of the Company is the best path for the Company during this critical, but risky, transitional phase.

         We are eager to complete a transaction with the Company and look forward to hearing from you soon. In light of your recent Form 8-K filing regarding advance notice provisions that have been added to the Company's bylaws, it is important that I hear back from you by 5:00 p.m., Pacific time, on Wednesday, April 5. I can be reached at 775-338-4699 or at 602-738-9611 or by email at stevemihaylo@cox.net or stevemihaylo@yahoo.com.
            --------------------    ----------------------

Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo


cc:      Vector Capital Corporation (via email)
         Stephen M. Wurzberg  (via email)
         Robert G. Day  (via email)




                               Steven G. Mihaylo
                                P.O. Box 19790
                              Reno, Nevada 89511


                                April 10, 2006


VIA EMAIL AND OVERNIGHT COURIER
-------------------------------

Board of Directors of Inter-Tel, Incorporated
c/o Alex Cappello, Chairman
1615 South 52nd Street
Tempe, Arizona 85281

Dear Members of the Board of Directors:

         I am writing to reaffirm my interest in meeting with the Board of Directors of Inter-Tel, Incorporated (the "Company"), or its advisors to discuss a possible going-private transaction with the Company led by me, as expressed in my April 3, 2006 letter to you.

         As you are aware, on Friday, April 7, 2006, as necessitated by the advance notice bylaw provisions that you adopted on March 29, 2006, I delivered to the Company an advance notice of business and an advance notice of director nominations to be brought before the Annual Meeting of Shareholders scheduled for May 31, 2006. In those notices, I stated, among other things, that I intended (i) to nominate a slate of three directors (including myself) for election at the Annual Meeting and (ii) to introduce at the Annual Meeting several resolutions to be submitted to the vote of the shareholders, including a resolution urging the Company's Board of Directors to arrange for the prompt sale of the Company to the highest bidder. I took this action in order to preserve my ability to communicate directly with the Company's shareholders and to solicit their support for my proposal to seek a prompt sale of the Company.

         I continue to believe that the best path forward for the Company's shareholders is for you to work with me cooperatively to negotiate an all-cash acquisition of the Company by me, or a higher bidder, and I remain interested in meeting with the Company's advisors to discuss such a transaction. I believe that a cooperative process, which would enable me and my financing sources to gain access to expedited and limited due diligence, would result in a proposal that is mutually beneficial and could enable us to offer significantly more value to the Company's shareholders than one without such access. To expedite this process, I am prepared to sign a confidentiality agreement containing reasonable provisions, but one which would not inhibit or preclude my ability to make an offer directly to the Company or its shareholders or to conduct my proxy solicitation.

         I look forward to hearing from you soon.

Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo


cc:      Stephen M. Wurzberg  (via email)
         Robert G. Day  (via email)

Mr. Mihaylo plans to file with the SEC, and mail to Inter-Tel's shareholders, a proxy statement in connection with the director nominations and the shareholder proposals. The proxy statement will include information with respect to any other participants in the solicitation and a description of the direct and indirect interests of Mr. Mihaylo and any other participants in the solicitation. Investors are urged to read the proxy statement and any other relevant documents when they become available because they will contain important information. Investors will be able to obtain free copies of the proxy statement (when available) and other documents that Mr. Mihaylo files with the SEC through the web site maintained by the SEC at www.sec.gov. In addition, investors will be able to obtain a copy of the proxy statement (when available) from Mr. Mihaylo free of charge by contacting Mr. Mihaylo's proxy solicitor:
MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Tel:
212-929-5500, Fax: 212-929-0308, email:
proxy@mackenziepartners.com.
----------------------------